September 30, 2013

FOIA CONFIDENTIAL TREATMENT REQUESTED BY GUARANTY BANCORP

FOR PORTIONS OF THIS CORRESPONDENCE  PURSUANT TO RULE 83

Sharon Blume

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

RE:                           Guaranty Bancorp

Form 10-K for the fiscal year ended December 31, 2012 filed February 14, 2013

Responses dated July 15, 2013 and August 2, 2013 to Comment Letter dated July 5, 2013

File No. 000-51556

Dear Ms. Blume,

This letter sets forth the responses of Guaranty Bancorp (“Guaranty”, “we” or “our”) to the follow-up comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 30, 2013 (the “Follow-up Letter”), relating to our previous responses to the original Comment Letter dated July 5, 2013 (“Comment Letter”).  In particular, in item 4 and bullet point 3 of item 5 of our response letter dated August 2, 2013, the Company provided information to clarify why management discounted the positive evidence of its projections of a return to positive pre-tax net income in 2011.  In addition, on pages 11 through 13 under item 4 of our response letter dated August 2, 2013, the Company provided significant evidence for the use of future taxable income to support the realizability of the net deferred tax asset at December 31, 2012.  We appreciate the opportunity to further clarify our previous responses with respect to the disclosures and footnote related to income taxes in this letter.

For your convenience, each comment is reprinted in italics as issued in the Follow-up Letter, and bears the same number as assigned in the Follow-up Letter.  Our response immediately follows each comment.

1.              Form 10-K for the Fiscal Year Ended December 31, 2012,
Notes to the Consolidated Financial Statements
Note (12) Income Taxes, page 99

We note your responses to prior comments four and five from our letter dated July 5, 2013. Please provide us with and address the following:

1331 17th Street, Suite 345 • Denver, Colorado 80602 • 303.675.1194

•                  Information detailing the components of the deferred tax assets and liabilities at June 30, 2013;

•                  Separately quantify the breakdown between the federal and state net operating loss carryovers at June 30, 2013;

•                  Explain the reasons for the state net operating loss carryover being significantly higher than the federal net operating loss carryover for each of the last three fiscal periods and for the interim periods of fiscal 2013;

•                  In regards to the various tax planning strategies considered in each of the last three fiscal periods, please explain in greater detail the nature of each of these strategies and address why each strategy would be prudent and feasible under ASC 740-10-30-19;

•                  Clarify whether these tax planning strategies apply equally to both the federal and state net operating loss carryovers or whether they have differing impacts; and

•                  Clarify when each of your forecasts prepared at end of the last three fiscal year ends projected a return to profitability.

Our response to each of these bullets is as follows:

First Bullet Point:  Information detailing the components of the deferred tax assets and liabilities at June 30, 2013;

Below is a table detailing the components of our net deferred tax asset at June 30, 2013 (unaudited).

June 30, 2013
(In thousands)
Deferred tax assets:
Allowance for loan losses	$7,685
Other real estate owned	1,690
Other assets and accruals	1,916
Other-than-temporary-impairment	1,330
Unrealized loss on securities	3,790
Net operating loss, AMT and other tax attribute carryforwards	9,633
Intangible assets	670
Stock compensation and other	340
Deferred tax assets	27,054

Deferred tax liabilities:
Premises and equipment	4,300
Core deposit intangibles	2,145
FHLB stock, prepaid assets, equity investments and other liabilities	2,579
Total deferred tax liabilities	9,024

Deferred tax asset, net	$18,030

Second Bullet Point:  Separately quantify the breakdown between the federal and state net operating loss carryovers at June 30, 2013;

The interim period federal net operating loss carryover at June 30, 2013 was approximately $18.9 million.  After a $5.7 million reduction in the federal net operating loss carryover in 2012, the federal net operating loss carryover at June 30, 2013 is up slightly despite $8.7 million of pre-tax income for the first six months of 2013.  For the first six months of 2013, there were two significant book versus tax differences on the disposition of two non-performing assets causing a deferred tax deduction of approximately $9.6 million which was taken for tax purposes during the first six months of 2013.  This deferred deduction was mostly offset with taxable income from current operations.  As we approach the end of the third quarter 2013, the Company expects to report approximately $5.4 million to $5.7 million of pre-tax income with a small net recovery related to non-performing assets.  Therefore, the Company projects with a high degree of probability, given the date of this letter, that there will be an overall reduction of the net operating loss carry-forward for 2013 for the first nine-months of 2013.

The state net operating loss carryover at June 30, 2013 was approximately $75.0 million.  Due to the State of Colorado suspending the use of net operating losses through the end of 2013 (as described in greater detail in the response to the third bullet point), it is expected that this net operating loss will remain relatively unchanged in 2013.

Third Bullet Point: Explain the reasons for the state net operating loss carryover being significantly higher than the federal net operating loss carryover for each of the last three fiscal periods and for the interim periods of fiscal 2013;

The differences between our federal and state taxable income are relatively insignificant on an annual basis as both follow the same general rules of taxation.  The primary difference between our federal and state tax returns is related to the treatment of net operating losses.

The most significant difference between the federal and state net operating loss carry-forwards is due to the carryback of a significant portion of our federal losses at December 31, 2009, as a result of the passage of the Worker, Homeownership and Business Assistance Act of 2009.  This law allowed banking organizations that did not receive monies under the Troubled Asset Relief Program (TARP) to elect to carryback the 2009 net operating loss for five years.  Because of the size of our requested tax refund, the 2004 through 2009 tax years were audited by the Internal Revenue Service and reviewed by the Joint Committee on Taxation.  The only difference found in the tax audit related to a timing issue (current tax expense or capitalize until disposition) related to estimated selling expenses for other real estate owned that the Internal Revenue Service subsequently acquiesced to the taxpayers being correct.  In addition, a significant portion of the 2010 federal taxable loss was carried back for federal purposes under the normal net operating loss carryback rules.  Thus, in 2010 and 2009, we were able to carryback approximately $50.2 million of federal net operating losses.

The State of Colorado generally follows the federal net operating loss carry-forward rules, but does not allow for a carryback of net operating losses against previous year’s taxable income.  Therefore, the Company’s net operating losses generated in 2009-2011 are recorded as state net operating loss carry-forwards.  In addition, the State of Colorado partially suspended the use of most net operating loss carry-forwards from January 1, 2011 through December 31, 2013.  In those years, the amount of any net operating loss carry-forward in excess of $250,000 is suspended.  To compensate taxpayers for this temporary suspension, the State of Colorado allows corporations to increase their net operating loss carry-forward by 3.25% of any deferred net operating loss that would have otherwise been used during those years and the net operating loss carry-forward period is extended by one year for each year that a corporation is prohibited from utilizing such net operating loss.  This caused the Company to pay income tax to Colorado for 2012, and the Company expected to pay income tax to Colorado in 2013 as our taxable income in both years exceeded the nominal level of net operating loss allowed.  In addition, as described above, the Company’s state net operating loss carry-forward that was suspended in 2012 and 2013 years will be increased by 3.25% and our state net operating loss carry-forward period was extended by two years (one each for both 2012 and 2013, as our net operating loss usage was, or is expected to be, limited in these two years).

Fourth Bullet Point:  In regards to the various tax planning strategies considered in each of the last three fiscal periods, please explain in greater detail the nature of each of these strategies and address why each strategy would be prudent and feasible under ASC 740-10-30-19

A copy of the tables included in our response dated August 2, 2013 related to our tax planning strategies is included below for reference.

Deferred Tax Asset Valuation Allowance Computation - 12/31/10
(in thousands)

Deferred tax asset, including net operating loss carry-forwards	$22,840
Tax Planning Strategies:
Branch sales on bank’s internal branch watch list	2,044
Change in tax accounting methods	1,539
Sales of securities	1,473
Sales of other assets with book basis in excess of tax basis	7,613
Sale of 1-4 family mortgages — 1st lien	752
Sale of line of business	544
Sale of SBA loans	375
Total Tax Planning Strategies	$14,340
Excess deferred tax asset over tax planning strategies	$8,500

Deferred Tax Asset Valuation Allowance Computation - 12/31/11 (in thousands)

Deferred tax asset, including net operating loss carry-forwards	$18,649
Tax Planning Strategies:
Branch sales on bank’s internal branch watch list	1,409
Change in tax accounting methods	1,499
Sales of securities	2,481
Sales of other assets with book basis in excess of tax basis	5,037
Sale of 1-4 family mortgages — 1st lien	801
Sale of line of business	457
Sale of SBA loans	362
Total Tax Planning Strategies	12,046
Excess deferred tax asset over tax planning strategies	$6,603

The tax planning strategies remained relatively stable for the fiscal years ending December 31, 2010 and 2011, respectively.  While the strategies will be discussed individually, the discussion is applicable to both the 2010 and 2011 fiscal years.

The first tax planning strategy listed is the sale of bank branches on the bank’s internal watch list.  This strategy only contemplates the gain on the sale of the deposits from these branches.  Bank branches are often sold as operating branches and because the deposits are a source of inexpensive funding, the sale generates a core deposit premium.  A sale of the deposit premium would be treated as an asset sale for tax purposes, and since the Company has no tax (or book) basis in this deposit premium, the sale of such deposit premium would generate a gain for tax (and book) purposes.  The Company based the estimated premiums upon recent market data for branch sales of other banks.  In evaluating whether or not this strategy is both prudent and feasible, the Company had to determine how the lost funding would be replaced in the event that the deposits were sold.  As included in the Liquidity section under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for each Form 10-K filed for the fiscal years ending December 31, 2010; December 31, 2011 and December 31, 2012, the Company’s primary source of liquidity was its $141.5 million; $109.2 million and $171.2 million of cash, respectively, which mostly consisted of overnight deposits with the Federal Reserve Bank.  In addition, in the same discussion of Liquidity, it was noted that the Company had another source of primary liquidity in its unencumbered securities held, as well as a strong source of secondary liquidity in its significant borrowing capacity from the Federal Home Loan Bank.  The level of unencumbered securities available for pledging on lines of credit or to sell were $14.3 million; $145.2 million and $191.3 million at December 31, 2010, December 31, 2011 and December 31, 2012, respectively.  At December 31, 2010; December 31, 2011 and December 31, 2012, the available borrowings from the Federal Home Loan Bank were $205.1 million, $107.3 million and $206.8 million, respectively.  Other secondary sources of liquidity included a minimum of $35 million in lines of credit at the end of the last three fiscal years with correspondent banks.  Therefore, the Company had available liquidity in excess of $395.9 million; $396.7 million and $604.3 million, at December 31, 2010; December 31, 2011 and December 31, 2012, respectively.  As the level of deposits contemplated to be sold as part of the tax planning strategy was significantly below the first primary source of liquidity (overnight cash held at the Federal Reserve Bank), the Company deemed that the sale of deposits was both feasible and prudent as a tax planning strategy.  It should be noted that the accounting guidance that each source of tax planning strategy is required to determine the amount of the valuation allowance, the Company discounted the sale of deposits as a tax planning strategy in order to account for the judgment involved in establishing a prudent level of valuation allowance.

The second tax planning strategy listed is the change in tax accounting methods.  This strategy is both prudent and feasible as it involves the filing of a Form 3115, Application for Change in Accounting Method with the Internal Revenue Service, and the changes would be to permissible methods of accounting pursuant to the Internal Revenue Code and the regulations thereunder.  The applicable tax accounting methods relate to interest on non-accrual loans, certain prepaid expenses and loan origination costs.  This strategy is designed solely to use tax attributes prior to their expiration and its execution would be administrative in nature, merely requiring the Company to file the Form 3115 with the IRS (which would be a voluntary change entirely under the Company’s control).

The third tax planning strategy listed is the sale of certain readily marketable securities at a gain which makes this strategy quite feasible.  Any sales proceeds would be immediately reinvested in new securities, thus, there would be no loss of earning assets affecting the long-term viability of the Company.  With respect to the strategy being prudent, the primary issue is that a significant portion of these readily marketable securities are accounted for as held-to-maturity.  When a security that is held-to-maturity is sold, it can taint the remainder of the portfolio by causing the securities to lose their held-to-maturity status.  We concluded that the loss of this status is considered inconsequential in lieu of having a tax attribute expire unused.  Therefore, the tainting of the held-to-maturity portfolio would be prudent as it only affects the book treatment and not the tax treatment of the bond.  In addition to the sale of the securities at a gain, certain securities are municipal bonds that generate tax-exempt income.  If this strategy were implemented years in advance of the expiration of a tax attribute, the tax exempt income could be converted into fully-taxable income.  Generally, taxable bonds have a coupon and book yield greater than tax-exempt bonds.  Although this was deemed a practical and feasible idea, the related conversion of tax-exempt income into taxable income was not considered by the Company as a tax-planning strategy in evaluating the realizability of our deferred tax attributes.

The fourth tax planning strategy is the sale of other assets with a book basis in excess of tax basis.  The most significant piece of this particular strategy is a sale and leaseback of our bank-owned branch facilities at a price above book basis.  With this strategy, the bank would continue to occupy our existing locations.  However, instead of owning the facility, we would rent the facility from the new owner.  Because of the added incentive of a long-term tenant (leaseback), real estate management companies had frequently approached the bank about this type of sale-leaseback arrangement since 2008.  If a building does not have a tenant, the value of the building would be less than it would be with a long-term tenant.  These issues were considered when determining the feasibility of this particular strategy.  In evaluating whether the strategy itself is prudent and feasible, the Company considered that we would have to forego the flexibility of ownership by signing long-term lease and property-management contracts.  It was determined that it would be prudent to enter into such a transaction as it would not change our commitment at that time to serve the communities in which we operate.  Further, because of the interest that had been expressed to the Company to serve as a long-term tenant, especially a banking tenant, the strategy was deemed feasible.  In addition to the sale-leaseback, a smaller component of this strategy was the sale of certain bank stock securities.  In order to maintain our banking relationships with the Federal Home Loan Bank, we are required to own a minimum level of shares of their stock.  A reasonable and prudent tax planning strategy involved the sale of the excess shares of this stock that we are not required to own as a result of our membership.  This would have involved the sale of less than 20% of such stock.

The fifth tax planning strategy is the sale of certain 1-4 family residential mortgage loans.  Our banking subsidiary does not generate a significant amount of residential mortgage loans, therefore, our residential mortgage portfolio considered as part of this strategy is a relatively small component of our loan portfolio (4.0% at December 31, 2010; 4.4% at December 31, 2011 and 3.7% at December 31, 2012).  A majority of our residential loans made prior to 2013 were made as an accommodation to existing business clients.  As other banks in our market knew that this was not a primary product of ours, we were approached by other banks about selling these loans to them making this strategy quite feasible.  With respect to the strategy being prudent, as this is not a significant part of our business, the strategy was deemed to be prudent to the overall long-term business strategy of our Company.

The sixth tax planning strategy is the sale of our one of our business lines.  From July 2004 to November 2005, four separate banking organizations were acquired to form Guaranty Bancorp.  One of these banking organizations had an existing trust business.  The original Guaranty Bank & Trust Company (the primary subsidiary of our Company) had a trust business that it had sold in the early 2000’s.  When First MainStreet Financial, Ltd. was acquired in October 2005, it had a relatively small trust company.  This trust business experienced very little growth from 2005 through 2012, but has been a steady source of fee income for the Company.  As the scope of this business was relatively insignificant to the Company’s overall operations, it was prudent to consider selling this business.  As trust businesses of banks in our footprint were being sold at a premium per publicly available information, this strategy was considered  feasible.

The final tax planning strategy involved the sale of Small Business Administration loans.  There is an active secondary market in the sale of such loans for which premiums are readily determinable.  Similar to residential mortgages, these types of loans did not represent a significant component of our loan portfolio.  The market for these types of loans has been and continues to be quite active, with significant premiums being placed on the loans.  Due to the relatively small size of our Small Business Loan portfolio and the active market related to such loans, this strategy was deemed to be both prudent and reasonable.  In 2013, we sold several of our existing small business administration loans at a gain.

As of December 31, 2012 the majority of the Company’s tax planning strategies from December 31, 2011 remained unchanged with the exception of changes in book balances and market values.  However, these strategies were no longer considered necessary at December 31, 2012, as we primarily relied upon future taxable income as the primary means to support our deferred tax asset.  The deferred tax asset valuation allowance computation at December 31, 2012 as included in our August 2, 2013 response is as follows:

Deferred Tax Asset Valuation Allowance Computation - 12/31/12
(in thousands)

Deferred tax asset, including net operating loss carry-forwards	$14,990
Tax Planning Strategies:
Branch sales on bank’s internal potential disposition list	540
Change in tax accounting methods	1,248
Sales of securities	2,931
Sales of other assets with book basis in excess of tax basis	4,630
Sale of 1-4 family mortgages — 1st lien	1,256
Sale of line of business	1,140
Sale of SBA loans	689
Total Tax Planning Strategies	$12,434
Future Taxable Income:
Five years of projected income (Tax Effect)	$53,796

Tax planning strategies and five years of future taxable income	$66,230

Tax planning and future income (tax effect) over deferred tax asset	$51,240

Fifth Bullet Point:  Clarify whether these tax planning strategies apply equally to both the federal and state net operating loss carryovers or whether they have differing impact.

The tax planning strategies and future income considered in the discussion above for the fourth bullet point in your Letter dated August 30, 2013 apply equally for both federal and state tax purposes.  See further discussion of differences between federal and Colorado tax law in bullet points two and three above.

Sixth Bullet Point:  Clarify when each of your forecasts prepared at end of the last three fiscal year ends projected a return to profitability.

Our budget prepared at the end of December 31, 2010 projected a return to profitability in 2011 with pre-tax net income projected of $5.1 million.  The Company’s actual results for 2011 reflected pre-tax net income of approximately $6.4 million, a favorable variance of $1.3 million.  Although there was a favorable variance in pre-tax net income for 2011, approximately $1.0 million of this variance was due to the sale of securities at a gain.  Otherwise, our projections would have approximated the actual results.

Although we both projected and achieved a return to profitability starting in the first quarter 2011 (and continuing every quarter since), as discussed in our response letter dated August 2, 2013, uncertain economic conditions existed at December 31, 2010.  At December 31, 2010, management believed that we were on the cusp of profitability as a result of our specific situation — primarily a reduced level of non-performing assets.  Our belief that we would return to sustained profitability had not yet been successfully demonstrated at the end of 2010 and it was determined at that time that the Company did not overcome the rebuttable presumption of a cumulative three year financial statement loss.  Although management’s projections of future profitability supported the full realization of our deferred tax asset, the utilization of such projections was a subjective determination based on both the positive and negative evidence existing at such time.  After weighing both the positive and negative evidence supporting the use of future taxable income, it was determined that we should significantly discount the use of these future taxable income projections at December 31, 2010 in assessing the realizability of our deferred tax asset.

After four quarters of increasing profitability in 2011, we forecasted even greater profitability in 2012 of $14.6 million, with continuing increases in profitability thereafter. As discussed in our response letter dated August 2, 2013, we discounted these future projections of pre-tax income when supporting the realizability of our deferred tax assets at December 31, 2011, primarily because we had only achieved four consecutive quarters of profitability at the end of 2011.  Further, although our non-performing assets had declined significantly, they remained slightly elevated compared to historical levels throughout 2011.

At the end of 2012, we forecasted further growth in profitability than what we had actually achieved during 2011 and 2012.  For the first six months of 2013, we are above our 2013 year-to-date projected income levels.

2.              Further, in regard to your budgeting process, please address the following:

•                  Provide us with your projections of future income as of June 30, 2012 and at December 31, 2012 including a discussion of the significant assumptions utilized;

•                  Address the accuracy of past projections compared to actual results for the 2011 and 2012 fiscal periods, each of the quarterly periods of fiscal 2012 as well as the interim periods of fiscal 2013;

•                  To the extent the projections of future income were not accurate, address the basis for current forecasts being expected to be more reliable; and

•                  Explain the timeframes covering the projections addressing the recoverability of the federal and state net operating losses separately

Our response to each of these bullets is as follows:

First Bullet Point: Provide us with your projections of future income as of June 30, 2012 and at December 31, 2012 including a discussion of the significant assumptions utilized;

The Company prepares a detailed budget for the Board for the following fiscal year, which is approval annually.  In addition, projections for up to four years beyond the next twelve months are prepared and updated quarterly.

At June 30, 2012, our remaining budgeted net income for the six-months ending December 31, 2012 was $8.7 million.  In addition, we had projected pre-tax net income for the following years (in thousands):

2013:     [*](1)

2014:     [*]

2015:     [*]

2016:     [*]

As discussed below, our actual pre-tax net income for the six-months ending December 31, 2012 was $8.7 million, matching our projection of $8.7 million for the same period.

At June 30, 2012, the significant assumptions included:

•                  Annualized loan growth of 6.3% for 2012

•                  Loan yields falling in 2012 from existing levels by 2 basis points per month

•                  Total investment portfolio remaining flat in 2012 with paydowns replaced at a rate of 2.4%

•                  Annualized non-maturity deposit growth of 4.1% in 2012 with a cost of deposits decreasing slightly to 24 bps

•                  Third quarter 2012 upgrade in our FDIC insurance risk rating causing FDIC insurance to decline significantly

•                  Payment of all deferred interest on our subordinated debt in the third quarter 2012 providing a significant reduction in interest expense

•                  No increase in noninterest expense which kept the overall efficiency ratio remaining at approximately 71% for 2012.  Similarly, noninterest expense  modeled to remain relatively flat in future years which is reasonable based on modeled efficiency ratios of 70% in 2013; [*] in 2014 and [*] thereafter

•                  2013 loan growth of [*]

•                  2013 core deposit growth of [*]

•                  Unchanged interest rate environment in 2013 and thereafter

•                  Ten percent growth in noninterest income (i.e. customer service fees; asset management fees, etc.)

At December 31, 2012, after the conclusion of the annual budgeting process, the 2013 pre-tax budget was approved by the Board of Directors of the Company at [*].  Therefore, the 2013 projected pre-tax

(1)  Certain confidential portions of this letter were omitted by means of redacting a portion of the text or certain numbers deemed confidential. The symbol “[*]” has been inserted in place of the text portions and numbers so omitted.  A copy of the letter containing the redacted portions in this response has been filed separately with the Commission subject to a request for confidential treatment pursuant to 17 C.F.R. § 200.83 of the Commission’s Rules on Information Requests.

income had increased by approximately [*] at the end of 2012 when compared to the 2013 pre-tax income projection at June 30, 2012.  The increase in the 2013 projection was primarily a result of  the following (i) [*] increase in projected net interest income as a result of actual growth in earning assets in 2012 and projected growth in 2013; (ii) a [*] reduction in the projected provision for loan losses due to a reduction in nonperforming loans and (iii) [*] increase in projected noninterest income primarily as a result of the acquisition of Private Capital Management in July 2012.  As discussed below, for the first six months of 2013, the Company is approximately 10% ahead of budgeted income.

The projections for the remaining years (2014 through 2016) were relatively unchanged at December 31, 2012 when compared to the same projections at June 30, 2012.

During the 2013 budget process, the significant assumptions utilized include:

•                  Annualized loan growth of [*]for 2013; [*] thereafter.  After several years of declining loan balances, the Company saw net growth in loans from April 2011 to December 2011.  Further, 2012 was the first year the Company reported net loan growth since 2008.  As a result of expected loan paydowns in 2013, the Company’s 2013 budgeted loan growth was lower than it was in 2014 and beyond.  As a result of new product emphasis and the hiring of several new business loan officers, the Company’s 2013 loan growth has outpaced its budget and [*].

•                  Growth of investment portfolio to approximately [*].  Because of the higher than expected loan growth, the Company has been able to reduce its investment portfolio more than expected in 2013 without negatively affecting net interest income.  By reducing the investment portfolio, the Company is reducing a portion of its interest rate risk associated with fixed rate bonds.  At the end of second quarter 2013, the investment portfolio was approximately $485.0 million and was $[*] at August 31, 2013.  The investment portfolio is expected to continue to decline throughout 2013 as a result of normal prepayments to make room for the higher than expected loan growth.

•                  Prepay our high-cost Trust Preferred Securities in the first quarter 2013 to reduce our annualized interest expense by over $1.5 million

•                  Annualized core deposit growth [*] in 2013 and [*] thereafter, with a cost of deposits of 20 basis points in 2013 and increasing thereafter.  The reason for the relatively low core deposit growth in 2013 was due to several customers with significant deposit balances notifying us that their deposits would be redeployed into our customer’s business operations as was highlighted in the Deposit section of Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for the Form 10-K filed for the fiscal year ending December 31, 2012.  The higher deposit growth after 2013 is due to the anticipated growth in Commercial and Industrial lending for which the Company is the borrower’s primary financial institution for the operating deposit accounts.

•                  Net interest margin of [*] for 2013 remaining relatively flat thereafter due to an unchanged interest rate environment

•                  Noninterest income growth of [*]in 2013 and [*] thereafter.  The significant growth in 2013 as compared to the future years is due primarily to the addition of a full-year of income related to the acquisition of Private Capital Management on July 31, 2012.  As 2012 only had 5 months of income related to Private Capital Management, 2013 would have a full twelve months of income.  [*]

•                  Noninterest expense  modeled to effect an efficiency ratio of 70% in 2013; [*] in 2014 and [*] thereafter as a result of maintaining our current expense levels while growing both noninterest income and net interest income.

The above describes pre-tax net income and the assumptions utilized.  Because of the deferred tax valuation allowance, taxes were not considered for any internal planning or evaluation purpose from 2010 through 2012.  The fiscal year ended December 31, 2013 is the first year since 2009 that our annual budgeting process included taxes.  Prior to 2013, when comparing our operating metrics to peers for internal analysis purposes, we would “normalize” taxes at a standard effective tax rate.  Starting with the 2013 budget, taxes were considered and budgeted for at an effective rate of approximately 31% growing to a rate of [*] by 2016.  The primary difference between the marginal tax rate and the effective tax rate used for budgeting purposes is tax-exempt income.

The Company’s evaluation of its net deferred tax asset at June 30, 2012 and each quarter since has only utilized five years of projected income as this is the extent to which the Company performs regular projections.  Although no formal income projection is computed beyond five years, there is no reason not to project profitability beyond five years.  The consideration of only the next five years of projected income, despite the longer tax carry-forward limits, was and continues to be more than sufficient to support no valuation allowance against the net deferred tax asset.

Second Bullet Point. Address the accuracy of past projections compared to actual results for the 2011 and 2012 fiscal periods, each of the quarterly periods of fiscal 2012 as well as the interim periods of fiscal 2013;

As discussed above under the sixth bullet point to the first comment, we projected a return to profitability in 2011. Our 2011 budget included pre-tax net income of approximately $5.1 million.  Our actual results for 2011 reflected pre-tax net income of approximately $6.4 million, a favorable variance of $1.3 million.

Although there was a favorable variance in pre-tax net income for 2011, approximately $1.0 million of this variance was due to the sale of securities at a gain.  Otherwise, our projections would have approximated the actual results.

For 2012, the following table shows the budgeted pre-tax net income by quarter, as well as the total for the full fiscal year, compared to actual pre-tax net income for the same periods (in thousands):

	Budgeted Pre-tax Net Income	Actual Pre-tax Net Income	Difference
1st Quarter 2012	$2,656	$2,917	$261
2nd Quarter 2012	3,209	278	(2,931)
3rd Quarter 2012	4,135	4,132	(3)
4th Quarter 2012	4,582	4,561	(21)
2012 Total Pre-tax net income	$14,582	$11,888	$(2,694)

As illustrated by the above table, the actual net income for each quarter was approximately the same as the budgeted pre-tax net income for the same quarter with the exception of the second quarter 2012.  In the second quarter 2012, the Company’s board of directors made a decision to close two underperforming branches.  Although the branches could have been sold to another financial institution with the deposits at a gain, it was determined that by closing the branches, the Company could retain the valuable deposit relationships.  The lower occupancy expense and associated salary expense resulted in a fairly short breakeven point based on the expected $2.75 million impairment charge to disposing of an empty building.  When comparing our occupancy expense to peers in the May 2012 board meeting, it was noted that our occupancy expense was approximately 25 bps higher than peers.  This was one our weakest ratios in comparison to peers and is a significant contributor to the Company’s higher than peer efficiency ratio.  The Board concluded that by closing the two lowest performing branches for the past two years rather than selling them to another financial institution, we would reduce on-going expenses and improve future earnings of the Company without losing the related valuable deposit base.  Because of the Company’s strong capital position, it was determined it would be best to simply close the branches and to incur the non-budgeted impairment charge related to such closures.

For 2013, the following table shows the budgeted pre-tax net income for the first two quarters, as well as the total for the six-month year-to-date period as  compared to actual pre-tax net income for the same periods (in thousands):

	Budgeted Pre-tax Net Income	Actual Pre-tax Net Income	Difference
1st Quarter 2013	[*]	$3,136	[*]
2nd Quarter 2013	[*]	5,571	[*]
2013 year-to-date	[*]	$8,707	[*]

As illustrated by the above table, the Company’s actual pre-tax net income has been about [*] greater than budgeted pre-tax net income for the first six months of 2013.  The primary reason for the favorable variance in 2013 is due mostly to greater than expected gains on the sale of Small Business Administration loans in 2013.  Gains on the sale of these loans were budgeted for 2013, but our success with selling such loans has been greater than expected.  It should be noted that the most significant item in our budget, net interest income, is within 0.2% of our budget.  Although our 2013 loan growth is higher than expected, we reduced our securities portfolio accordingly in order to mitigate long-term interest rate risk in that portfolio.

Third Bullet Point:  To the extent the projections of future income were not accurate, address the basis for current forecasts being expected to be more reliable; and

As reflected above in the discussion under the second bullet point, the Company has consistently achieved or narrowly missed its budgeted pre-tax income levels in each of the last six quarters with one exception.  In addition, we exceeded our 2011 income projection by approximately $1.3 million.

Because of our successful track record in accurately budgeting pre-tax income between January 2011 and the current date, we believe that there is sufficient positive evidence to utilize future projected taxable income in evaluating the realizability of the Company’s deferred tax asset.

As further discussed above, the Company continuously updates its projections based on current results.  The most significant difference from our 2013 budget has been higher than expected loan growth.  This actually has a compounding effect of positively improving future quarters as we have a greater level of earning assets.

In addition, a significant portion of the Company’s pre-tax income is subject to variations in benchmark interest rates.  Although we budgeted for interest rates to remain stable in future years, we also perform asset liability modeling on a monthly basis to test our sensitivity to changes in interest rates.  An increase in interest rates will further improve our net interest income in all tested scenarios including rate shocks, rate ramps, a loss of core deposits and a steepening yield curve.  Further, stabilized economic conditions are expected to contribute to reduced volatility in the provision for loan losses which was the primary source of budget to actual variances prior to 2011.  A dramatically reduced level of classified assets since 2010 also supports the expectation that expenses related to problem credits, such as Other Real Estate Owned expenses will not be significant in the future, providing additional creditability to our projections.

Fourth Bullet Point: Explain the timeframes covering the projections addressing the recoverability of the federal and state net operating losses separately

With respect to the recoverability of our federal net operating loss carry-forward, we expect that it will be fully recoverable prior to the end of 2014 based solely on future taxable income.

As discussed above, our pre-tax net income continues to increase each quarter and has been approximately 10% greater than budget for the first six months of 2013 and was approximately equal to budget for the second half of 2012.  Based on our remaining 2013 budget and our 2014 projections, we could be within 60% of such projected pre-tax net income for the next six quarters and still recover our federal net operating loss prior to the end of 2014.  Our federal net operating loss carry-forward does not expire until 2030, or sixteen years after the expected full recovery of such net operating loss carry-forward.

As noted earlier, Colorado temporarily suspended net operating loss carry-forwards in excess of $250,000 through the end of 2013.  Therefore, we cannot begin fully utilizing our Colorado net operating loss carry-forward until January 1, 2014.  We expect to pay income tax to the State of Colorado in 2013 for our projected taxable income despite having an available net operating loss carry-forward.  Based on our projected pre-tax net income for 2014 and beyond, we expect that we will fully utilize our Colorado net operating loss prior to the end of 2016, or 17 years prior to the expiration of such net operating loss carry-forward.  The Company’s state net operating loss carry-forward, including the incremental 3.25% carry-forward granted under state law, does not expire until 2033 due to the two year extension granted as a result of the suspension of net operating losses carry-forwards in 2012 and 2013.

To further illustrate management’s forecast that the net operating losses will soon be fully utilized, the Company purchased $24.8 million in long-term municipal bonds during 2012.  In addition, the Company purchased another $16.7 million in long-term municipal bonds during the first six months of 2013, as well as $15.0 million of bank-owned life insurance.  Both the municipal bonds and bank-owned life insurance have coupons and book yields less than what could be earned through similar duration taxable investments.  The income received from the municipal bonds and bank-owned life insurance is not taxable, therefore, it is only prudent to purchase these assets if the Company expects to pay federal and state income tax.  Making a strategic business decision to purchase additional investments in tax-

exempt assets by $56.5 million in 2012 and 2013 demonstrates the confidence that the Board and management has in its income projections.

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Again, we appreciate the opportunity to respond to your follow-up comments in your letter dated August 30, 2013 related to our Income Taxes footnote number 12 in our 2012 10-K for the fiscal year ended December 31, 2012 and are hopeful that you found the above responses helpful when clarifying our position with respect to our deferred tax asset and related valuation allowance in each of the last three fiscal years.

Please feel free to contact me at (303) 675-1194, with any further questions or comments.

Sincerely,

/s/ Christopher G. Treece
Christopher G. Treece
Executive Vice President, Chief Financial Officer, and Secretary